UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April, 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding


Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 30 March 2007 under the Non-Executive Directors' Share Purchase Plan:-


Name of     No. of     Percentage  Price       Total Holding    Total Percentage
Director    Shares      of Issued  per         Following        Following
            Purchased     Stock %  Share GBP   Notification     Notification %

David            252      0.00003    GBP8.67        1,317            0.00016
Arculus

Lord Burns       252      0.00004    GBP8.67        7,349            0.00091

Ken Hydon        252      0.00003    GBP8.67        6,317            0.00078

Gurvirendra
Talwar           955      0.00011    GBP8.67       18,683            0.00232


Name of  No. of     Percentage of Price per  Total Holding    Total Percentage
Director ADRs       Issued Stock  ADR $      Following        Following
         Purchased  %                        Notification     Notification %

Susan         333       0.00004    $17.11         4,163             0.00052
Fuhrman



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 02 April, 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary